

NEWS RELEASE

Orla Mining Delivers Initial Underground Mineral Resource for Camino Rojo in Mexico, Paving the Way for Future Development Planning
3.95 Moz Measured & Indicated & 0.40 Moz Inferred Gold Mineral Resources

Vancouver, BC – June 5, 2025 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide the first underground Mineral Resource estimate for the Company's Camino Rojo deposit located in Zacatecas, Mexico, representing a down plunge extension from the oxide open pit.

This news release presents the initial underground Mineral Resource estimate for the Camino Rojo deposit, incorporating mineralization hosted in the Camino Rojo Sulphides and extending into the underlying Zone 22 (Figures 1, 2a). Zone 22 represents the vertical and down plunge continuation of the Camino Rojo sulphide mineralization.

Summary Highlights:

- **Measured and Indicated Mineral Resource:** 50.1 Mt at 2.45 g/t Au, 10.6 g/t Ag, and 0.25% Zn, averaging 2.58 g/t AuEq, totaling 3.95 Moz Au, 17.05 Moz Ag, 278 Mlbs Zn, and 4.16 Moz AuEq.

- **Inferred Mineral Resource:** 5.6 Mt at 2.21 g/t Au, 10.9 g/t Ag, and 0.21% Zn, averaging 2.33 g/t AuEq, totaling 0.40 Moz Au, 1.95 Moz Ag, 26 Mlbs Zn, and 0.42 Moz AuEq**.**

- **Zone 22** accounts for only 7% (0.29 Moz AuEq) of the current underground Indicated Mineral Resource and 19% (0.08 Moz AuEq) of the current underground Inferred Mineral Resource. This represents only a portion of the defined mineralization in Zone 22, with drilling ongoing. The 2025 drilling results from Zone 22 will be incorporated in future resource updates.

- **Recovery model** supported by ongoing metallurgical work: The mineral resource is divided into three spatially distinct zones, each with specific processing options for the Caracol-hosted mineralization: heap leaching (3%); cyanidation (CIL) (25%); and flotation followed by pressure oxidation ("POX") as a pre-treatment prior to cyanidation (CIL with POX) (72%). These zones inform the resource recovery assumptions. Initial metallurgical testing indicates that material from Zone 22 is amenable to both cyanide leaching and flotation.

- **Development strategy** to advance the initial underground Mineral Resource towards possible future construction decision. This includes additional exploration, development planning for an exploration drift to allow for tighter spaced underground drilling, flowsheet design, further metallurgical testing, engineering studies, and permitting activities.

"This initial underground resource marks an important milestone at Camino Rojo. When we acquired the project, the scale of the mineralized system was clear, but the path forward was uncertain. This resource crystallizes our belief in the potential for a future underground operation. Our team has taken a systematic approach, and we will now look to increase confidence and establish a clear path to construction."

– Jason Simpson, President and CEO



"Over the past few years, our efforts have focused on drilling the sulphide zone, improving the geological model, and extending mineralization down-plunge in the newly discovered Zone 22. We have now delivered a significant initial underground resource, a key milestone that will inform an upcoming Preliminary Economic Assessment and establish the foundation for potential long-term production at Camino Rojo. The deposit remains open down plunge and at depth, and we remain committed to continued exploration and unlocking the full potential of Camino Rojo."

– Sylvain Guerard, Senior Vice President, Exploration

Initial Underground Camino Rojo Mineral Resource Estimate:

The underground resource, including the Camino Rojo Sulphides and Zone 22, extends from the base of the oxide pit to approximately 1,200 metres below surface (or up to 1,300 metres down plunge from the pit base), covering up to one kilometre along strike and 200 to 400 metres in width (Figures 2a, 2b, 3).

The Mineral Resource estimate, prepared by SLR Consulting (Canada) Ltd, includes a resource panel constrained Measured and Indicated Mineral Resource totalling 50.1 Mt at 2.45 g/t Au, 10.6 g/t Ag and 0.25% Zn, equating to 2.58 g/t AuEq. Contained metal amounts to 3.95 Moz gold, 17.05 Moz silver and 278 Mlbs zinc, totalling 4.20 Moz AuEq.

The Inferred Mineral Resource totals 5.6 Mt at 2.21 g/t Au, 10.9 g/t Ag and 0.21% Zn, equating to 2.33 g/t AuEq. Contained metal amounts to 0.40 Moz gold, 1.95 Moz silver and 26 Mlbs zinc, resulting in a total of 0.42 Moz AuEq. See Table 1 and Figures 4 to 6 for details.

The Mineral Resources reported for Zone 22 are constrained within underground resource panels below the Caracol Formation, which represent the vertical and down plunge continuation of the Camino Rojo sulphide mineralization. Zone 22 has been drilled to nearly one kilometre below the Caracol Formation and remains open at depth and down-plunge.



Table 1: Camino Rojo Underground Mineral Resource Estimate:

Descriptions		Measured			Indicated			Measured & Indicated			Inferred		
		kt	g/t	koz	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
GOLD (Au)	Heap leach	7	1.95	0	1,704	2.90	159	1,711	2.90	159	214	2.29	16
	CIL	-	-	-	12,475	2.07	832	12,475	2.07	832	2,549	1.81	148
	FLOT/POX/CIL	-	-	-	35,900	2.56	2,958	35,900	2.56	2,958	2,813	2.57	232
	Total - Gold	**7**	**1.95**	**0**	**50,079**	**2.45**	**3,949**	**50,086**	**2.45**	**3,950**	**5,576**	**2.21**	**396**
		kt	g/t	koz	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
SILVER (Ag)	Heap leach	7	31.5	7	1,704	13.2	722	1,711	13.3	729	214	15.1	104
	CIL	-	-	-	12,475	8.7	3,480	12,475	8.7	3,480	2,549	10.2	835
	FLOT/POX/CIL	-	-	-	35,900	11.1	12,847	35,900	11.1	12,847	2,813	11.2	1,010
	Total - Silver	**7**	**31.5**	**7**	**50,079**	**10.6**	**17,048**	**50,086**	**10.6**	**17,055**	**5,576**	**10.9**	**1,949**
		kt	%	Mlb	kt	%	Mlb	kt	%	Mlb	kt	%	Mlb
ZINC (Zn)	Heap leach	-	-	-	-	-	-	-	-	-	-	-	-
	CIL	-	-	-	-	-	-	-	-	-	-	-	-
	FLOT/POX/CIL	-	-	-	35,900	0.35	278	35,900	0.35	278	2,813	0.42	26
	Total - Zinc	**0**	**0**	**0**	**35,900**	**0.35**	**278**	**35,900**	**0.35**	**278**	**2,813**	**0.42**	**26**
		kt	g/t	koz	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
AUEQ (Au)	Heap leach	7	2.11	1	1,704	3.03	166	1,711	3.03	166	214	2.44	17
	CIL	-	-	-	12,475	2.11	848	12,475	2.11	848	2,549	1.85	152
	FLOT/POX/CIL	-	-	-	35,900	2.72	3,142	35,900	2.72	3,142	2,813	2.75	249
	Total - AUEQ	**7**	**2.11**	**1**	**50,079**	**2.58**	**4,156**	**50,086**	**2.58**	**4,156**	**5,576**	**2.33**	**418**
		kt	g/t	koz/Mlb	kt	g/t or %	koz/Mlb	kt	g/t or %	koz/Mlb	kt	g/t or %	koz/Mlb
TOTALS	Au	7	1.95	0	50,079	2.45	3,949	50,086	2.45	3,950	5,576	2.21	396
	Ag		31.5	7		10.6	17,048		10.6	17,055		10.9	1,949
	Zn		-	-		0.25	278		0.25	278		0.21	26
	AuEq		2.11	1		2.58	4,156		2.58	4,156		2.33	418

Mineral Resources Notes:

1. CIM (2014) definitions were followed for Mineral Resources. The mineral resource estimate for Camino Rojo has an effective date of March 31, 2025.
2. The Qualified Person responsible for the mineral resource estimate is Marie-Christine Gosselin, *P.Geo.*, Senior Resource Geologist of SLR Consulting (Canada) Ltd.
3. Mineral resources are estimated using a long-term price of US$2,300 /oz gold, US$1.25 / lb zinc and US$29 /oz silver and the following smelter terms: for oxide 99.9% payable Au and 98% payable Ag, and for sulphide 95% payable Au, 90% payable Ag and 95% payable Zn. Offsite costs (refining, transport and insurance) of US$145 /wmt transportation and US$230 /dmt treatment; a 2.5% NSR royalty.
4. Metallurgical recoveries vary according to geometallurgical domains from heap leach, CIL, and flotation CIL with POX and are either constant or formula based. Heap leach recoveries range from 40% to 70% for gold and from 11% to 34% for silver. For CIL and CIL with POX, gold and silver recoveries are calculated using grade dependent formulae. The underground CIL mean recovery is 92% for gold and 36% for silver. The underground CIL with POX mean recovery is 85% for gold and 41% for silver. Zinc recovery by flotation is 80%.
5. Mineral Resources are estimated in underground resource panels using NSR cut-off grades of 59.02 US$/t for leach material, 68.73 US$/t for CIL material, and 76.23 US$/t for CIL w/POX material. Underground resource panels have a minimum width of 2m.
6. The NSR for heap leach material is calculated with the following formula: NSR ($/t) = US$71.98 x Au recovery x Au grade + US$0.84 x Ag recovery x Ag grade (g/t). The NSR for CIL material is calculated with the following formula: NSR ($/t) = US$68.34 x Au recovery x Au grade (g/t) + US$0.73 x Ag recovery x Ag grade (g/t). The NSR for CIL w/POX material is calculated with the following formula: NSR ($/t) = US$68.34 x Au recovery x Au grade (g/t) + US$0.73 x Ag recovery x Ag grade (g/T) + US$0.00146 x Zn recovery x Zn grade (ppm).
7. The gold equivalent (AuEq) for heap leach material is calculated with the following formula: Au grade (g/t) + (US$0.84 x Ag recovery x Ag grade (g/t)) /(US$71.98 x Au recovery). The AuEq for CIL material is calculated with the following formula: Au grade (g/t) + (US$0.73 x Ag recovery x Ag grade (g/t)) / (US$68.34 x Au recovery). The AuEq for CIL w/POX material is calculated with the following formula: Au grade (g/t) + (US$0.73 x Ag recovery x Ag grade (g/t)) / (US$68.34 x Au recovery) + (US$0.00146 x Zn recovery x Zn grade (ppm)) / (US$68.34 x Au recovery).
8. Numbers may not add due to rounding.

The Mineral Resource estimate includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The following factors, among others, could affect the mineral resource estimate: commodity price and exchange rate assumptions, pit slope angles, assumptions used in generating the resource pit shell and underground resource panels, including metal recoveries, and mining and process cost assumptions.



Evolution of Camino Rojo Deposit:

Orla's north-to-south drilling programs from Q4-2020 to Q4-2024, together with historical drilling data, have been instrumental in enhancing the geological model. This work has significantly refined the understanding of the distribution and geometry of sulphide-bearing veins hosted within the Caracol Formation, which includes both the oxide and much of the sulphide mineralization (except for Zone 22).

Zone 22 had previously been partially intersected by historical drilling but lacked a supporting geological model to define its geometry or potential extension into the deeper carbonate-rich formations below the Caracol Formation. Orla's updated model enabled strategic drilling along a section drilled in 2023, targeting the down-plunge extension of the deposit. This drilling confirmed the model and supported follow-up drilling in 2024 to define and expand Zone 22.

Initially, the development path for the sulphide component of the Camino Rojo deposit was conceived as a large open pit operation. However, initial estimates by previous operators, and later by Orla, indicated that such a scenario would require significant waste stripping, extension of the projected open pit onto a third-party property that Orla does not own, and construction of a large processing facility. The underground development scenario offers a more focused, high-value approach. This strategy involves selectively targeting higher-grade and more metallurgically favourable portions of the deposit (those amenable to direct cyanide leaching) as an initial phase of mining. Subsequent phases would address mineralization requiring pre-treatment, such as pressure oxidation, prior to cyanidation. Additionally, the underground development could operate in parallel with the ongoing oxide open pit. The upcoming PEA is expected to evaluate the underground mineral resource as an expansion of the current operation which would allow Orla to retain full project value.

Development Pathway / Next Steps:

Current and Planned Future Exploration

In 2025, Orla is advancing a 15,000-metre drilling program aimed at upgrading and expanding the upper part of the Zone 22 resource, with 11,000 metres drilled to date. Visual drill intercepts continue to support the geological model and continuity of mineralization. This program is expected to be completed in the third quarter and is anticipated to extend and infill the down-plunge extension.

The next phase of exploration to support the possible development of the underground deposit (including Zone 22) includes the planning of an underground exploration drift (decline). An exploration drift would provide access for tighter-spaced underground drilling aimed at further resource definition and, in parallel with technical studies, support advancement toward Mineral Reserve estimation. Permitting and early development planning is ongoing, and construction of an exploration drift could commence as early as 2026.

In November 2024, Orla submitted permit applications to Mexico's environmental and natural resources agency, SEMARNAT (Mexico's Secretaría del Medio Ambiente y Recursos Naturales). These included amendments to the existing oxide open pit permit. Orla also requested permits for an underground portal and exploration drift to support a potential transition to underground mining at Camino Rojo. The underground portal would be established within the current final open pit.

Preliminary Economic Study

Engineering and metallurgical studies are currently underway and will intensify and expand, with the objective of delivering a Preliminary Economic Assessment (PEA) in 2026. This PEA is expected to provide a conceptual operational plan and demonstrate the potential value for the development of the underground operations at Camino Rojo.



Development Planning

While establishing the plan for an exploration decline, Orla will continue metallurgical testing and other technical work with the goal of quickly progressing into feasibility level studies and final permitting for the complete underground operations and the required surface facilities. The aim of the conceptual development plan allows for a seamless transition from open pit mining to underground operations at Camino Rojo.

Camino Rojo Deposit:

The Camino Rojo deposit comprises three continuous zones with distinct characteristics:

1. The Camino Rojo Oxide Deposit ("Camino Rojo Oxides"),
2. The Camino Rojo Sulphide Deposit ("Camino Rojo Sulphides", or "Sulphides"); and
3. Zone 22 (Figure 2a), an extension of the Sulphides.

Longitudinal Sections of the Camino Rojo deposit show the three mineralized zones and new resource block model (Figure 2a), as well as the distribution of gold grades (Figure 2b).

The Camino Rojo Oxide zone extends from surface to a vertical depth of approximately 250 metres, covering 900 metres along strike and up to 400 metres in width.

The Camino Rojo Sulphide zone lies between 250 and 700 metres below surface (or up to one kilometre down plunge), extending approximately one kilometre along strike and up to 400 metres in width.

Zone 22 mineralization has been defined over 500 metres along strike, extending from 700 to 1,300 metres vertical depth below surface (or over 1.2 kilometres down plunge), within a width of 200 to 400 metres, predominantly concentrated along and extending from the dike structure. Figure 3 is a representative cross-section of Zone 22, showing gold mineralization within the different host rock formations.

Camino Rojo Oxide and Sulphides Geological Controls

The Camino Rojo Oxide and Sulphides zones are predominantly hosted within flat-lying to gently dipping graded sandstone to mudstone beds of the Caracol Formation (Fm), as well as within a steeply northwest-dipping diorite dike. The dioritic dike shows true thicknesses ranging from tens of centimetres to tens of metres, reaching up to 24 metres, with an average of approximately seven metres. Both the Caracol Formation and diorite dike have undergone potassic alteration, predominantly characterized by pervasive adularia alteration.

Gold mineralization in the Camino Rojo Sulphides zone is controlled by mutually crosscutting, centimetre-scale Au-Ag-Zn±Pb-bearing veins that dip moderately to steeply northwest and shallowly southwest. These vein sets define gold-bearing mineralized domains that are up to tens of metres thick. In the northeastern portion of the deposit, gold-bearing veins crosscut the dioritic dike. Down plunge, to the southwest and toward the base of the Caracol Formation, these veins continue to crosscut the dike and locally exploit the intrusive contact.

Oxidation is pervasive within the upper 150-200 metres of the deposit, transitioning to sulphide mineralization between 200 and 250 metres below surface. However, oxidation extends as deep as 650 metres along structures.



Zone 22: *Initial drilling to resource in two years; open for upgrade and expansion*

Ongoing exploration at Camino Rojo continues to expand the deposit's footprint and refine geological understanding, defining additional mineralization beyond the currently outlined mineral resource.

Drilling by Orla, guided by the updated geological model, has confirmed that mineralization extends into lower stratigraphic units, showing styles distinct from those hosted in the overlying Caracol Formation.

Zone 22, which represents the vertical and down-plunge continuation of the Camino Rojo Sulphides, has been drilled to nearly one kilometre below the Caracol Formation, extending into the limestone-rich Indidura, Cuesta del Cura, La Peña, and Cupido formations. The zone remains open at depth and down-plunge. To date, mineralization has been identified across all rock formations exposed or drilled at Camino Rojo.

The Indidura Formation marks the transition to semi-massive to massive sulphide (Au-Ag-Zn) replacement along bedding (manto) and dioritic dike margins. Individual manto intersections are typically decimetre-scale and are traceable for up to 300 metres along strike and up to 150 metres into the hanging wall and footwall of the dike. Calc-silicate skarn alteration and associated Au-Ag-Cu mineralization are constrained to a halo along the hanging wall and footwall of the dike, extending tens of metres from the dike.

Metallurgical Test work and Recovery Model:

Metallurgical testing of the Camino Rojo deposit has been conducted through multiple programs by previous operators. Since 2021, Orla has focused on defining optimal recovery processes and maximizing metal recoveries from higher-grade zones suitable for underground mining. This has included bottle roll, flotation, and oxidation test work on both master composite and variability samples from the Camino Rojo Sulphides. All Orla metallurgical studies for the Camino Rojo Sulphides have been completed by Blue Coast Research of Parksville, Canada under the guidance of Andrew Kelly, P.Eng.

Based on the metallurgical testing results to date, three conceptual mineral resource process streams have been identified that inform the recovery model assumptions of the Camino Rojo underground mineral resource (Measured, Indicated, Inferred):

1. Heap leach (existing infrastructure), 3% of the tonnage of the underground Mineral Resource, with gold recovery ranging from 40% to 70%

2. Carbon-in-leach (CIL), 27% of the tonnage of the underground Mineral Resource, with a mean gold recovery of 92%, and a mean silver recovery of 36%

3. CIL with Pressure Oxidation (POX): 70% of the tonnage of the underground Mineral Resource, with a mean gold recovery of 85%, and a mean silver recovery of 41%. A separate zinc concentrate can be produced prior to POX with zinc recovery of 80% expected from the highest-grade zones.

Figures 4 and 5 illustrates the resource block model based on these three process streams in cross-sectional and longitudinal views, respectively.

While some material in the Caracol-hosted mineralization may require POX as a pre-treatment, initial metallurgical results from variability testing in Zone 22 are encouraging, with cyanidation tests returning high gold recoveries, and flotation results demonstrating high zinc recovery at reasonable concentrate grades. Previous news releases outlining Orla's metallurgical test programs and results for Caracol and Zone 22 mineralization are available on the company's website, or under Orla's profile on SEDAR+ at www.sedarplus.ca or and on EDGAR at www.sec.gov.



Metallurgical test work is continuing in 2025 to support the planned 2026 PEA, which would include a flow sheet for optimal treatment of the Camino Rojo mineralization.

Mineral Resource Details

The Camino Rojo underground Mineral Resource was estimated in accordance with the 2014 CIM Definition Standards on Mineral Resources and Reserves, and the 2019 CIM Best Practice Guidelines for the Estimation of Mineral Resources and Mineral Reserves.

Geological modeling was completed by Orla in collaboration with SLR Consulting (Canada) Ltd, integrating data from over 400,000 metres of core and 28,000 metres of reverse circulation (RC) drilling. This includes approximately 85,000 metres of drilling performed by Orla between 2020 and 2024.

The estimate was generated using inverse distance cubed (ID^3) and inverse distance squared (ID^2) interpolation, incorporating capping and outlier restriction of composites to limit the influence of high-grade outliers for gold (Au), silver (Ag), and zinc (Zn). Interpolations were constrained by mineralization domains corresponding to the different styles observed in both the oxide zone (including Kp alteration, high-grade veins, and low-grade shell) and the sulphide zone (including high-grade veins, mantos, skarn, and low-grade shell).

Figure 6 presents the Camino Rojo mineral resource block model, classified as Measured, Indicated and Inferred categories.

An updated technical report on Camino Rojo (the "Technical Report"), which will contain the Mineral Resource estimate discussed in this release, will be filed within 45 days of the date hereof in accordance with NI 43-101. The Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.

Data Verification

Marie-Christine Gosselin, P.Geo., Senior Resource Geologist at SLR Consulting (Canada) Ltd and the Qualified Person for the Camino Rojo Mineral Resource estimate, visited the site from January 22 to 25, 2024. During the visit, collar locations were verified, along with core storage, security, and sampling procedures. Core from both mineralized and unmineralized zones was examined. The database was reviewed and considered suitable for Mineral Resource estimation. Sampling and assay data from the drill core are monitored through a quality assurance–quality control ("QA/QC") program designed to follow industry best practices.



Figure 1: Plan View Showing Location of Camino Rojo, Zacatecas, Mexico



CAMINO ROJO LOCATION MAP
N
COAHUILA
DURANGO
PEÑASQUITO
Tayahua
Aranzazu
San Sebastian
CAMINO ROJO
La Paz
La Parrilla
San Martin
ZACATECAS
Del Toro
La Colorada
SAN LUIS POTOSI
Proaño
Fresnillo
El Saucito
Charcas
Rosario
100 Km
Francisco I. Madero
Zacatecas
Mine
City
State border
Railway
Highway
Orla Claims Boundary
Other Owners
Monterrey
Map area
Zacatecas
Mexico City



Figure 2a: Camino Rojo Longitudinal Section – *Overview* with *Deposit Zones and Blocks inside Resource Panels*



CAMINO ROJO
LONGITUDINAL SECTION LOOKING NW
Ultimate Oxide Pit
200m
400m
600m
800m
1000m
1200m
1400m
1600m
1 Km
Sulphide Zone Caracol-host
Caracol
Indidura
Cuesta del Cura
La Peña
Cupido
Zone 22
1.2 Km
Orla Drillholes
Blocks inside Resource Panels
Open
Open
1 Km

Figure 2b: Camino Rojo Longitudinal Section – ***Overview*** *with Gold-Equivalent Histograms of Orla's Drill Holes*


CAMINO ROJO
LONGITUDINAL SECTION LOOKING NW
200m
400m
600m
800m
1000m
1200m
1400m
1600m
Ultimate Oxide Pit
1-Km
Sulphide Zone Caracol-host
Caracol
Indidura
Cuesta del Cura
La Peña
Cupido
Zone 22
1.2-Km
Open
Open
Orla Drillholes
Histogram Scale
AuEq g/t
1
5
10
15
20
>30
1 Km

Figure 3: Camino Rojo Cross Section (Zone 22) – *Gold Histograms of Drill Holes and Blocks Inside Resource Panels*


CAMINO ROJO
CROSS SECTION – LOOKING NORTHEAST
Zone 22 – 100m Section Extent
1000m
Cuesta del Cura
1200m
La Peña
Cupido
1400m
Au g/t
Orla
Pre-Orla
Blocks inside Resource Panels
Planview
DIKE
Oxide Pit
Section Area
Histogram Scale
Au g/t
1
5
10
15
20
>25
250m
Dike Fault Zone
CRSX23-22C
CRSX23-22A
CRSX24-36B
CRSX24-36A
CRSX24-36C

Figure 4: Camino Rojo Block Model Cross Section – Process Streams


CAMINO ROJO
CROSS SECTION – LOOKING EAST
50m Section Extent
Planview
Section Area
BRECCIA
Oxide Pit
DIKE
Mineral Resource Process Streams
Heap Leach
Carbon In Leach Feed
Pressure Oxidation Feed
Au g/t
> 30
10 - 30
5 - 10
2 - 5
200m
400m
600m
Caracol
800m
Indidura
Cuesta del Cura
BRECCIA
DIKE
400m



Figure 5: Camino Rojo Block Model Longitudinal Section – Process Streams



CAMINO ROJO
LONGITUDINAL SECTION LOOKING N
Ultimate Oxide Pit
200m
400m
600m
800m
1000m
1200m
Mineral Resource Process Streams
Heap Leach
Carbon In Leach Feed
Pressure Oxidation Feed
500m



Figure 6: Camino Rojo Block Model Longitudinal Section – Underground Mineral Resource Classification



CAMINO ROJO
BLOCK MODEL CLASSIFICATION
Steep Veins
Shallow Veins
Mantos
Skarn
Oxide Pit
Blocks inside Resource Panels
Measured
Indicated
Inferred
200m
400m
600m
800m
1000m
1200m
Caracol
Indidura
Cuesta del Cura
La Peña
500m



Qualified Persons Statement

The scientific and technical information in this news release related to the mineral resource estimate was reviewed and approved by Marie-Christine Gosselin, P.Geo., Senior Resource Geologist with SLR Consulting (Canada) Ltd, who is a Qualified Person as defined under NI 43-101.

The contents of this news release pertaining to the metallurgical test program were provided, reviewed and approved by Andrew Kelly, P.Eng., of Blue Coast Research Ltd., who is a Qualified Person as defined under NI 43-101.

All other scientific and technical information in this news release was also reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are Qualified Persons as defined under NI 43-101.

Quality Assurance / Quality Control.

For additional information on the Company's previously reported drill results, see the Company's news releases dated February 4, 2021 (Orla Mining Provides Exploration Update), September 12, 2022 (Orla Mining Advances Exploration & Growth Pipeline), January 31, 2023 (Orla Mining Continues to Intersect Wide, Higher-Grade Sulphide Zones and Expose Deeper Potential at Camino Rojo, Mexico), February 7, 2024 (Orla Mining Concludes 2023 Camino Rojo Sulphides Infill Program with Strong Results), June 26, 2024 (Orla Mining Reports Positive Drilling Intersections and Metallurgical Results at Camino Rojo Sulphide Extensions) and December 10, 2024 (Orla Expands High-Grade Mineralization 800 Metres Beyond Current Resource in Extension Drilling at Camino Rojo, Mexico). Historical drill results at Camino Rojo were completed by Goldcorp. Inc. ("Goldcorp"), a prior owner of the project.

The independent Qualified Person for the mineral resource estimate, Marie-Christine Gosselin, P.Geo., Senior Resource Geologist with SLR Consulting (Canada) Ltd, was of the opinion that the drilling and sampling procedures for Camino Rojo drill samples by Orla (and prior to its acquisition by Goldcorp, Canplats Resources Corporation) were reasonable and adequate for the purposes of the Mineral Resource estimate, and that the QA/QC program meets industry standards.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.



For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the mineral resource estimate; the development plan for the Camino Rojo Underground, including planned drilling and the goals and timing thereof, construction of an exploration drift, publication of a Preliminary Economic Assessment, and permitting; future resource expansion in Zone 22; continued metallurgical testwork to support the planned Preliminary Economic Assessment; and the Company's goals and objectives. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.



Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources", "indicated mineral resources", "measured mineral resources" and "mineral resources" used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system (MJDS), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.